UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YYY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

175 FEDERAL STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEONID BERLINE — 617-896-3506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, __Leonid Berline__ _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__WINSLOW, EVANS & CROCKER, INC.__ _____ , as of

__DECEMBER 31__ _____ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:



Signature

Executive Vice President, Chief Compliance Officer

Title



Notary Public



IRINA ZUBOV
Notary Public, Commonwealth of Massachusetts
My Commission Expires June 24, 2027

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WINSLOW, EVANS AND CROCKER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Winslow, Evans and Crocker, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Winslow, Evans and Crocker, Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Winslow, Evans and Crocker, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Winslow, Evans and Crocker, Inc. 's management. Our responsibility is to express an opinion on Winslow, Evans and Crocker, Inc. 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Winslow, Evans and Crocker, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Emphasis of Matter

The Company on June 22, 2021 reissued it's financial statements dated February 25, 2021. The reissued financial statements eliminate a receivable from it's parent company, reimbursing it for regulatory sanctions, described in Note 8. The elimination of the receivable caused the Company to also restate income tax accruals. The result of these adjustments, do not change the auditor's opinion.

As described in Note 14 to the financial statements, the Company on March 20, 2021 will transfer all of its revenue producing assets and clients to two related companies and operate as a branch office. Our opinion is not modified with respect to that matter.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Winslow, Evans and Crocker, Inc. 's financial statements. The supplemental information is the responsibility of Winslow, Evans and Crocker, Inc. 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Winslow, Evans and Crocker, Inc. 's auditor since 1999.

Norwood, Massachusetts

June 23, 2021

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 658,029	$ -	$ 658,029
Receivable from broker-dealers and clearing organizations	2,026,086	-	2,026,086
Receivables from non-customers	3,235	138,701	141,936
Securities owned:			
Marketable securities, trading, at market value			
Corporate bonds	323,003	-	323,003
Marketable securities, available for sale, at market value			
Municipal bonds	235,717	-	235,717
Common stock	66,371	-	66,371
Not readily marketable equity securities, at estimated fair value	-	258	258
Property and equipment, at cost, less			
accumulated depreciation of $923,727	537,703	55,179	592,882
Other assets	-	191,281	191,281
	$ 3,850,144	$ 385,419	$ 4,235,563

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

	A.I. Liabilities	Non A.I. Liabilities	Total
Liabilities:			
Payable to broker-dealers and clearing organizations	$ 24,700	$ -	$ 24,700
Securities sold, not yet purchased, at market value	-	1	1
Forgivable Loan	-	973,062	973,062
Regulatory settlement payable	1,851,787	-	1,851,787
Accounts payable, accrued expenses, and other liabilities	456,766	570,356	1,027,122
	2,333,253	1,543,419	3,876,672
Stockholders' equity:			
Common stock, no par value, 200,000 shares authorized, 18,982 shares issued and outstanding	1,393	-	1,393
Additional paid-in capital	2,174,140	-	2,174,140
Accumulated other comprehensive income (loss)	57,591	-	57,591
Retained earnings	(1,257,001)	-	(1,257,001)
Less 2,468 shares of common stock in treasury, at cost	(617,232)	-	(617,232)
Total stockholders' equity	358,891	-	358,891
	$ 2,692,144	$ 1,543,419	$ 4,235,563

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2020

Revenues:	
Commissions	$ 2,632,609
Revenue from sale of investment company shares	810,060
Investment advisory fees	5,260,708
Principal transactions	752,814
Other income	209,713
	9,665,904
Expenses:	
Employee compensation and benefits	6,668,064
Communications and data processing	724,006
Interest	13,741
Occupancy	788,261
Regulatory settlement	1,851,787
Other expenses	1,330,989
	11,376,848
Loss before income taxes	(1,710,944)
Provision for income taxes	19,159
Net loss	(1,730,103)
Other comprehensive income (loss)	
Unrealized holding gain on investments arising during the period	17,936
Total comprehensive loss	$ (1,712,167)

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available for Sale	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2020	$ 1,393	$ 1,724,140	$ 39,655	$ 473,102	$ (617,232)	$ 1,621,058
Net loss				(1,730,103)		(1,730,103)
Change in unrealized gain (loss) on securities available for sale			17,936			17,936
Current year funding		450,000				450,000
Balance at December 31, 2020	$ 1,393	$ 2,174,140	$ 57,591	$ (1,257,001)	$ (617,232)	$ 358,891

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2020

Subordinated borrowings at January 1, 2020	$ 200,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments of subordinated notes	200,000
Subordinated borrowings at December 31, 2020	$ -

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income (loss)	$ (1,712,167)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	30,109
Right-of-use assets	976,760
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers	(1,218,372)
Increase in receivable from non-customers	50,166
Decrease in marketable securities, trading, at market value	725,377
Decrease in marketable securities, available for sale, at market value	151,767
Increase in non-marketable securities	(2)
Decrease in other assets	228,663
(Decrease) increase in operating liabilities:	
Decrease in payable to broker-dealers and clearing organizations	(131,041)
Decrease in securities sold, not yet purchased, at market value	(202,645)
Decrease in income taxes payable	(750)
Decrease in accounts payable, accrued expenses, and other liabilities	(1,346,754)
Increase in regulatory settlement payable	1,851,787
Total adjustments	1,115,065
Net cash from operating activities	(597,102)
Cash flows from investing activities:	
Purchase of property and equipment	(4,854)
Cash flows from financing activities:	
Proceeds (repayments) from subordinated loans	(200,000)
Additional paid-in capital	450,000
Forgivable loan	973,062
	1,223,062
Increase in cash	621,106
Cash at January 1, 2020	426,297
Cash at December 31, 2020	$ 1,047,403
Cash paid during the year for:	
Interest	8,527
Income taxes	6,977

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.

Notes To Financial Statements

December 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Winslow, Evans & Crocker, Inc., (the Company), a wholly owned subsidiary of National Holdings Corporation (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses.

Brokerage Commissions

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company clears its securities transactions through Pershing LLC and Raymond James Associates, Inc. on a fully disclosed basis.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as the Company provides them. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in advance and are recognized as revenue monthly at that time as they relate specifically to the services provided in that period, which are distinct from services provided in other periods.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Distribution Fees (Continued)

value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

Marketable securities classified as trading had gross unrealized gains of $0 and gross unrealized losses of $1,729.

Marketable securities classified as available for sale had gross unrealized gains of $58,093 and gross unrealized losses of $502.

Depreciation

Depreciation is provided for on the straight-line basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Advertising

The Company expenses advertising and promotion costs as incurred.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent.

Statement of Cashflows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates (Continued)

the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $832,277, which was $676,727 in excess of its required net capital of $155,550. The Company's net capital ratio was 2.8035 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with other clearing broker/dealers. The clearing broker/dealers carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2020, the Company's matching contribution amounted to $31,747.

NOTE 6 – INCOME TAXES

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent, or reduce amounts due to its Parent.

Income tax expense consisted of the following:

Current	$ 6,227
Refunds from prior years	(35,368)
Change in valuation allowance	48,300
	$ 19,159

The Company's total deferred tax assets and deferred tax asset valuation allowance at December 31, 2019 are as follows:

Total deferred tax assets	$ 490,400
Less valuation allowance	(490,400)
Net deferred taxes	$ 0

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2020, consist of the following:

Cash in various accounts held at clearing brokers	$ 2,011,240
Commissions receivable	14,846
	$ 2,026,086

NOTE 8 – REGULATORY SETTLEMENT

At December 31, 2020, the Company was in settlement negotiations with the SEC over a mutual fund share class initiative. On February 11, 2021 the SEC accepted the Company's settlement offer in the amount of $1,851,787.

NOTE 9 – FORGIVABLE LOAN RECEIVED UNDER THE SMALL BUSINESS ADMINISTRATION PAYCHECK PROTECTION PROGRAM

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In April 2020, the Company obtained a PPP loan for $ 973,062, which is included in the Company's loan payable balance at December 31, 2020. The note matures in April 2022 and bears interest at a fixed annual rate of 1%. The Company believes it used all of the proceeds from the note for qualifying expenses and thus expects to receive approval of its application for the loan to be forgiven in the future, at which time the Company will recognize a gain on forgiveness of the loan

NOTE 10 – LONG TERM LEASES

The Company leases office space at the rate of $114,868 per month. The Boston, MA lease expires in July 2021. The lease also has a clause for excess operating expenses charges. The Paramus, NJ lease expires in February 2021. It will renew automatically for additional, successive 12-month terms, unless the Company provides the other party with a written termination notice at least thirty (30) days prior to the end of the then current term. Rent expense for 2020 was $782,418. This is net of sublease payments and other reimbursements of $406,380.

Future minimum lease payments for non-cancelable operating leases at December 31, 2020 are as follows:

Year ended
December 31,

2021	$ 764,390
	$ 764,390

The Company adopted FASB ASC 842, Leases effective April 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of December 31, 2020, were as follows. Operating leases:

Operating lease ROU assets	$537,703
Operating lease liabilities	$537,703

NOTE 11 – PROPERTY AND EQUIPMENT

At December 31, 2020 major classes of property and equipment consisted of the following:

Computer equipment	$ 529,506
Furniture and fixtures	393,969
Leasehold Improvements	55,431
	978,906
Less: Accumulated depreciation	923,727
	$ 55,179

Depreciation expense for 2020 was $30,109.

NOTE 12 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 13 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2020, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent.

NOTE 14 – MATERIAL CHANGE IN BUSINESS OPERATIONS

On October 21, 2020, the Company filed in accordance with FINRA Rule 1017 an Application for a Material Change in Business Operations, specifically requesting approval to transfer its associates and customer accounts. The requested approval was granted on March 15, 2021. On March 20, 2021, the Company transferred all of its revenue producing assets and clients to National Securities Corporation, and National Asset Management. Both are related companies owned by the Company's parent, National Holdings Corporation.

NOTE 15 – SUBSEQUENT EVENTS

On June 1, 2021, the Company filed Form BDW. There were no other subsequent events that require adjustment or disclosure in the financial statements.

WINSLOW, EVANS AND CROCKER, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2020

SCHEDULE I
WINSLOW, EVANS & CROCKER, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2020

Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	24,700
Regulatory settlement payable		1,851,787
Accounts payable, accrued expenses and other liabilities		456,766
Total aggregate indebtedness	$	2,333,253
Net capital:		
Common stock	$	1,393
Additional paid-in capital		2,174,140
Retained earnings		(1,199,410)
Treasury stock		(617,232)
		358,891
Adjustments to net capital:		
Property and equipment		(55,179)
Other non allowable assets		(330,240)
Collateralized portion of certificate of deposit not allowable for NC computation		(57,782)
Forgivable loan		973,062
Haircuts and undue concentration		(56,475)
Net capital, as defined	$	832,277
Net capital requirement		155,550
Net capital in excess of requirements	$	676,727
Ratio of aggregate indebtedness to net capital		2.8035 to 1
Reconciliation with the Company's computation		
(included in Part II of Form X-17A-5) as of December 31, 2020		
Net capital, as reported in the Company's Part II A (audited)		
Focus Report	$	777,629
Net audit adjustments		2,029,401
Increase/(decrease) in non-allowables and haircuts		(1,974,753)
Net capital per above	$	832,277

There were material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of December 31, 2020 due to the reclassification of all SEC mutual fund share class initiative related costs as expenses rather than receivables

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC.

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
Winslow, Evans and Crocker, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Winslow, Evans & Crocker, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Winslow, Evans & Crocker, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) Winslow, Evans & Crocker, Inc. stated that Winslow, Evans & Crocker, Inc. met the identified exemption provisions as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2020. Winslow, Evans & Crocker, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Winslow, Evans & Crocker, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
June 23, 2021

WINSLOW, EVANS & CROCKER, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2020

Winslow, Evans & Crocker, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and 15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Leonid Berline, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Signed by: _____

Leonid Berline, EVP, Chief Compliance Officer, Winslow, Evans & Crocker, Inc.